Condensed Consolidated Interim Financial Statements (Expressed in U.S. dollars) BALLARD POWER SYSTEMS INC. Three and nine months ended September 30, 2022 and 2021

BALLARD POWER SYSTEMS INC.
Condensed Consolidated Interim Statements of Financial Position
Unaudited (Expressed in thousands of U.S. dollars)

	Note	September 30, 2022	December 31, 2021
Assets
Current assets:
Cash and cash equivalents		$955,424	$1,123,895
Short-term investments		2,007	3,004
Trade and other receivables	5	49,537	46,395
Inventories	6	58,635	51,518
Prepaid expenses and other current assets		5,883	4,374

Total current assets		1,071,486	1,229,186
Non-current assets:
Property, plant and equipment	7	69,327	56,061
Intangible assets	8	18,924	20,788
Goodwill		64,268	64,268
Investments	9	63,986	70,292
Other non-current assets		365	348
Total assets		$1,288,356	$1,440,943
Liabilities and Equity
Current liabilities:
Trade and other payables	10	$40,235	$39,555
Deferred revenue	11	10,707	12,109
Provisions and other current liabilities	12	19,722	28,257
Current lease liabilities	13	3,549	3,238

Total current liabilities		74,213	83,159
Non-current liabilities:
Non-current lease liabilities	13	12,168	13,882
Deferred gain on finance lease liability	13	1,006	1,318
Provisions and other non-current liabilities	12	6,911	8,895
Employee future benefits		1,947	1,894
Deferred income tax liability		3,038	3,578
Total liabilities		99,283	112,726
Equity:
Share capital	14	2,418,342	2,416,256
Contributed surplus	14	301,263	297,819
Accumulated deficit		(1,527,846)	(1,387,579)
Foreign currency reserve		(2,686)	1,721
Total equity		1,189,073	1,328,217
Total liabilities and equity		$1,288,356	$1,440,943
Commitments (note 9).
See accompanying notes to condensed consolidated interim financial statements.

Approved on behalf of the Board:

“Doug Hayhurst”	“Jim Roche”
Director	Director

BALLARD POWER SYSTEMS INC.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
Unaudited (Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

		Three months ended September 30,		Nine months ended September 30,
	Note	2022	2021	2022	2021

Revenues:
Product and service revenues	15	$21,343	$25,220	$63,322	$67,800
Cost of product and service revenues		26,108	22,387	70,498	58,558
Gross margin		(4,765)	2,833	(7,176)	9,242

Operating expenses:
Research and product development		25,263	16,566	73,008	42,292
General and administrative		8,727	6,768	23,193	17,304
Sales and marketing		3,486	3,570	9,470	9,487
Other expense	16	2,519	538	3,096	725
Total operating expenses		39,995	27,442	108,767	69,808

Results from operating activities		(44,760)	(24,609)	(115,943)	(60,566)
Finance income (loss) and other	17	2,781	(1,545)	(17,833)	2,553
Finance expense	17	(324)	(335)	(979)	(981)
Net finance income (loss)		2,457	(1,880)	(18,812)	1,572

Equity in loss of investment in joint venture and associates	9 & 19	(998)	(4,089)	(4,844)	(11,286)
Impairment loss on property, plant, and equipment	7	—	(263)	—	(263)
Loss before income taxes		(43,301)	(30,841)	(139,599)	(70,543)

Income tax recovery (expense)		420	(3)	532	(17)
Net loss from continuing operations for the period		(42,881)	(30,844)	(139,067)	(70,560)

Net income (loss) from discontinued operations for the period	18	—	(5)	—	159
Net loss for the period		$(42,881)	$(30,849)	$(139,067)	$(70,401)

Other comprehensive loss:

Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences		(2,725)	(83)	(4,407)	113
Total comprehensive loss for the period		$(45,606)	$(30,932)	$(143,474)	$(70,288)

Basic and diluted loss per share
Continuing operations		$(0.14)	$(0.10)	$(0.47)	$(0.24)
Discontinued operations		0.00	0.00	0.00	0.00
Loss per share for the period		$(0.14)	$(0.10)	$(0.47)	$(0.24)
Weighted average number of common shares outstanding		298,180,090	297,611,652	298,054,811	294,497,507

See accompany notes to condensed consolidated interim financial statements.

BALLARD POWER SYSTEMS INC.
Condensed Consolidated Interim Statements of Changes in Equity
Unaudited (Expressed in thousands of U.S. dollars except number of shares)

					Foreign
	Number of	Share	Contributed	Accumulated	currency	Total
	shares	capital	surplus	deficit	reserve	equity
Balance, December 31, 2021	297,700,295	$2,416,256	$297,819	$(1,387,579)	$1,721	$1,328,217
Onerous contracts provision (notes 3 & 12)	—	—	—	(1,200)	—	(1,200)
Restated balance, December 31, 2021	297,700,295	2,416,256	297,819	(1,388,779)	1,721	1,327,017

Net loss	—	—	—	(139,067)	—	(139,067)
DSUs redeemed (note 14)	58,990	244	(997)	—	—	(753)
RSUs redeemed (note 14)	210,816	691	(3,130)	—	—	(2,439)
Options exercised (note 14)	237,290	1,151	(366)	—	—	785
Share-based compensation (note 14)	—	—	7,937	—	—	7,937
Other comprehensive loss:
Foreign currency translation for foreign operations	—	—	—	—	(4,407)	(4,407)
Balance, September 30, 2022	298,207,391	$2,418,342	$301,263	$(1,527,846)	$(2,686)	$1,189,073

					Foreign
	Number of	Share	Contributed	Accumulated	currency	Total
	shares	capital	surplus	deficit	reserve	equity
Balance, December 31, 2020	282,078,177	$1,884,735	$290,761	$(1,275,516)	$907	$900,887
Net loss	—	—	—	(70,401)	—	(70,401)
Equity offerings (note 14)	14,870,000	527,291	—	—	—	527,291
DSUs redeemed (note 14)	46,388	127	(1,417)	—	—	(1,290)
RSUs redeemed (note 14)	152,777	572	(4,872)	—	—	(4,300)
Options exercised (note 14)	472,398	3,135	(986)	—	—	2,149
Share-based compensation (note 14)	—	—	7,350	—	—	7,350
Other comprehensive loss:
Foreign currency translation for foreign operations	—	—	—	—	113	113
Balance, September 30, 2021	297,619,740	$2,415,860	$290,836	$(1,345,917)	$1,020	$1,361,799
See accompanying notes to condensed consolidated interim financial statements.

BALLARD POWER SYSTEMS INC.
Condensed Consolidated Interim Statements of Cash Flows
Unaudited (Expressed in thousands of U.S. dollars)

		Nine months ended September 30,
	Note	2022	2021
Cash provided by (used in):
Operating activities:
Net loss for the period		$(139,067)	$(70,401)
Adjustments for:
Depreciation and amortization		10,529	6,480
Impairment loss on trade receivables	16 & 22	—	43
Unrealized loss on forward contracts		1,919	782
Equity in loss of investment in joint venture and associates	9 & 19	4,844	11,286
Net decrease (increase) in fair value of investment	17 & 22	19,777	(1,264)
Impairment loss on property plant and equipment		—	263
Accretion on decommissioning liabilities	12	(110)	33
Employee future benefits		60	98
Employee future benefits plan contributions		(7)	(7)
Share-based compensation	14	7,937	7,350
Deferred income tax recovery		(540)	—
		(94,658)	(45,337)
Changes in non-cash working capital:
Trade and other receivables		(3,599)	12,658
Inventories		(7,117)	(21,944)
Prepaid expenses and other current assets		(1,526)	526
Trade and other payables		(5,599)	1,915
Deferred revenue		(1,402)	3,145
Warranty provision		2,914	(764)
		(16,329)	(4,464)
Cash used in operating activities		(110,987)	(49,801)

Investing activities:
Net decrease in short-term investments	22	1,010	—
Contributions to long-term investments	9	(12,600)	—
Additions to property, plant and equipment		(19,238)	(8,033)
Investment in other intangible assets	8	(495)	(1,111)
Investment in joint venture and associates	9 & 19	(9,272)	(9,080)
Contingent consideration related to acquisition of Ballard Motive Solutions	12	(14,900)	—
Cash used in investing activities		(55,495)	(18,224)

Financing activities:
Principal payments of lease liabilities	13	(2,368)	(2,065)
Net proceeds on issuance of share capital from stock option exercises	14	785	2,149
Net proceeds on issuance of share capital from equity offering	14	—	527,291
Cash provided by (used in) financing activities		(1,583)	527,375

Effect of exchange rate fluctuations on cash and cash equivalents held		(406)	(442)

Increase (decrease) in cash and cash equivalents		(168,471)	458,908
Cash and cash equivalents, beginning of period		1,123,895	763,430
Cash and cash equivalents, end of period		$955,424	$1,222,338

Supplemental disclosure of cash flow information (note 20).
See accompanying notes to condensed consolidated interim financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2022 and 2021
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

1.    Reporting entity:

The principal business of Ballard Power Systems Inc. (the “Corporation”) is the sale and service of proton exchange membrane ("PEM") fuel cell products for the power product markets of Heavy-Duty Motive (consisting of bus, truck, rail and marine applications), Material Handling and Stationary Power Generation, as well as the delivery of Technology Solutions, including engineering services, technology transfer and the license and sale of the Corporation’s extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications. A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity.

The Corporation is a company domiciled in Canada and its registered office is located at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8. The condensed consolidated interim financial statements of the Corporation as at and for the three and nine months ended September 30, 2022 and 2021 comprise the Corporation and its subsidiaries.

2.    Basis of preparation:

(a)    Statement of compliance:

These condensed consolidated interim financial statements of the Corporation have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”), on a basis consistent with those significant accounting policies followed in the most recent annual consolidated financial statements except as noted below, and therefore should be read in conjunction with the December 31, 2021 audited consolidated financial statements and the notes thereto.

The condensed consolidated interim financial statements were authorized for issue by the Audit Committee of the Board of Directors on November 4, 2022.

(b)    Basis of measurement:

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•Financial assets classified as measured at fair value through profit or loss (FVTPL); and
•Employee future benefits liability is recognized as the net of the present value of the defined benefit obligation, less the fair value of plan assets.

(c)    Functional and presentation currency:

These condensed consolidated interim financial statements are presented in U.S. dollars, which is the Corporation’s functional currency.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2022 and 2021
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

2.    Basis of preparation (cont'd):

(d)    Use of estimates:

The preparation of the condensed consolidated interim financial statements in conformity with International Financial Reporting Standards (“IFRS”) requires the Corporation’s management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas having estimation uncertainty include revenue recognition, asset impairment, warranty provision, inventory provision, financial assets including impairment of trade receivables, and employee future benefits. These assumptions are unchanged in these condensed consolidated interim financial statements and are the same as those applied in the Corporation’s consolidated financial statements as at and for the year ended December 31, 2021.

(e)    Future operations:

The Corporation is required to assess its ability to continue as a going concern or whether substantial doubt exists as to the Corporation’s ability to continue as a going concern into the foreseeable future. The Corporation has forecast its cash flows for the foreseeable future and despite the ongoing volatility and uncertainties inherent in the business, the Corporation believes it has adequate liquidity in cash and working capital to finance its operations. The Corporation’s ability to continue as a going concern and realize its assets and discharge its liabilities and contractual commitments in the normal course of business is dependent upon the Corporation having adequate liquidity and achieving profitable operations that are sustainable.

The Corporation’s strategy to mitigate this uncertainty is to continue its drive to attain profitable operations that are sustainable by executing a business plan that continues to focus on fuel cell products and services revenue growth, improving overall gross margins, maintaining discipline over cash operating costs, managing working capital and capital expenditure requirements, and securing additional financing to fund operations as needed until the Corporation does achieve profitable operations that are sustainable. Failure to implement this plan could have a material adverse effect on the Corporation’s financial condition and or results of operations.

3.    Significant accounting policies:

Except as described below, the accounting policies in these condensed consolidated interim financial statements are the same as those applied in the Corporation’s consolidated financial statements as at and for the year ended December 31, 2021.

The Corporation has initially adopted Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37), effective January 1, 2022. A number of other new standards are also effective January 1, 2022 but they did not have a material impact on the Corporation's financial statements.

Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)

IAS 37 does not specify which costs are included as a cost of fulfilling a contract when determining whether a contract is onerous. The IASB’s amendments address this issue by clarifying that the "costs of fulfilling a contract" comprise both:

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2022 and 2021
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

3.    Significant accounting policies (cont'd):

Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37) (cont'd)

•the incremental costs – e.g. direct labour and materials; and

•an allocation of other direct costs – e.g. an allocation of the depreciation charge for an item of PPE used in fulfilling the contract.

The amendments are effective for annual periods beginning on or after January 1, 2022 and apply to contracts existing at the date when the amendments are first applied. At the date of initial application of the amendments to IAS 37, the cumulative effect of applying the amendments is recognized as an opening balance adjustment to retained earnings or other component of equity, as appropriate. The comparatives are not restated.

On completion of a review of the Corporation's "open" contracts as of December 31, 2021, it was determined that on adoption of the Amendments to IAS 37 on January 1, 2022, additional onerous contract costs of $1,200,000 were recognized as an opening balance adjustment to accumulated deficit. As of September 30, 2022, total onerous contract cost provisions of $1,600,000 have been accrued in provisions and other current liabilities.

4.    Critical judgments in applying accounting policies and key sources of estimation uncertainty:

Critical judgments in applying accounting policies:
Critical judgments that management has made in the process of applying the Corporation’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements are limited to management’s assessment of the Corporation’s ability to continue as a going concern (note 2(e)).
Key sources of estimation uncertainty:
Key assumptions concerning the future and other key sources of estimation uncertainty that have significant risk of resulting in a material adjustment to the reported amount of assets, liabilities, income and expenses within the next fiscal year include the following: revenue recognition, asset impairment, warranty provision, inventory provision, financial assets including impairment of trade receivables, and employee future benefits. These assumptions are unchanged in these condensed consolidated interim financial statements and are the same as those applied in the Corporation’s consolidated financial statements as at and for the year ended December 31, 2021.

5.    Trade and other receivables:

	September 30,	December 31,
	2022	2021
Trade accounts receivable	$23,708	$19,423
Other receivables	5,705	6,586
Contract assets	20,124	20,386
	$49,537	$46,395

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2022 and 2021
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

5.    Trade and other receivables (cont'd):
Contract assets
Contract assets primarily relate to the Corporation's rights to consideration for work completed but not billed as at September 30, 2022 for engineering services and technology transfer services.

September 30,
Contract assets	2022
At January 1, 2022	$20,386
Additions to contract assets	11,207
Invoiced during the period	(11,469)
At September 30, 2022	$20,124

Information about the Corporation's exposure to credit and market risks, and impairment losses for trade receivables and contract assets is included in note 22.

6.    Inventories:

During the three and nine months ended September 30, 2022, the write-down of inventories to net realizable value amounted to $2,319,000 and $3,323,000 (2021 – $346,000 and $1,005,000) and the reversal of previously recorded write-downs amounted to $32,000 and $38,000 (2021 – $20,000 and $58,000), resulting in a net write-down of $2,287,000 and $3,285,000 (2021 – $326,000 and $947,000). Write-downs and reversals are included in either cost of product and service revenues or research and product development expense, depending upon the nature of inventory.

7.    Property, plant and equipment:

	September 30,	December 31,
	2022	2021
Property, plant and equipment owned	$56,977	$43,855
Right-of-use assets	12,350	12,206
	$69,327	$56,061

Property, plant, and equipment owned:

	September 30,	December 31,
Net carrying amounts	2022	2021
Computer equipment	$1,254	$1,599
Furniture and fixtures	1,071	762
Leasehold improvements	1,360	1,518
Production and test equipment	53,292	39,976
	$56,977	$43,855

During the three and nine months ended September 30, 2021, an impairment loss of $263,000 was recorded for production and test equipment that was never placed in service and was determined not required to support the Corporation's future manufacturing or testing capabilities.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2022 and 2021
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

7.    Property, plant and equipment (cont'd):

Right-of-use assets:

The Corporation leases certain assets under lease agreements, comprising primarily of leases of land and buildings, office equipment, and vehicles (note 13).

	September 30,	December 31,
Net carrying amounts	2022	2021
Property	$11,964	$11,837
Equipment	112	139
Vehicle	274	230
	$12,350	$12,206

8.    Intangible assets:

	September 30,	December 31,
	2022	2021
Intellectual property acquired from United Technology Corporation	$—	$74
ERP management reporting software system	3,016	3,631
Intellectual property acquired from Ballard Motive Solutions	15,908	17,083
	$18,924	$20,788

		Accumulated	Net carrying
Balance	Cost	amortization	amount
At January 1, 2021	$59,855	$56,091	$3,764
Acquisition of intangible assets	17,279	—	17,279
Additions to intangible assets	1,543	—	1,543
Amortization expense	—	1,798	(1,798)
At December 31, 2021	78,677	57,889	20,788
Additions to intangible assets	495	—	495
Amortization expense	—	2,359	(2,359)
At September 30, 2022	$79,172	$60,248	$18,924

Amortization expense on intangible assets is allocated to research and product development expense or general and administration expense depending upon the nature of the underlying assets. For the three and nine months ended September 30, 2022, amortization expense of $744,000 and $2,359,000 (2021 - $341,000 and $1,017,000) was recorded.

Additions of $495,000 (2021 - $1,111,000) to intangible assets in 2022 comprise a new Phase 3 of enhancements to the ERP management reporting software system.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2022 and 2021
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

9.    Investments:

	September 30,	December 31,
	2022	2021
Investment in Weichai Ballard JV	$29,867	$28,982
Investment in Synergy Ballard JVCo	—	—
Investment in Forsee Power	16,221	33,335
Investment in Wisdom Motor	10,000	—
Investment in HyCap Fund I SCSp	6,927	7,636
Investment in Clean H2 Fund	971	339
	$63,986	$70,292

For the three and nine months ended September 30, 2022, the Corporation recorded $998,000 and $4,844,000, (2021 - $4,089,000 and $11,286,000) in equity loss of investment in JV and associates, comprising of equity loss in Weichai Ballard Hy-Energy Technologies Co., Ltd. ("Weichai Ballard JV") of $998,000 and $4,844,000 (2021 - $4,077,000 and $11,234,000) and equity loss in Guangdong Synergy Ballard Hydrogen Power Co., Ltd. ("Synergy Ballard JVCo") of $nil (2021 - $12,000 and $52,000). During the nine months ended September 30, 2022, the Corporation also made contributions of $9,272,000 to Weichai Ballard JV.
For the nine months ended September 30, 2022, the Corporation made total contributions to its various long-term investments of $12,600,000 comprised of: $10,000,000 to Wisdom Group Holdings Ltd; $1,400,000 to HyCap investment fund; and $1,200,000 to Clean H2 investment fund.

Increase (decrease) in fair value due to MTM and	Three months ended September 30,		Nine months ended September 30,
foreign exchange (note 22)	2022	2021	2022	2021
Short-term investment - Green Hydrogen	—	(580)	14	1,264
Investment in Forsee Power	2,718	—	(17,114)	—
Investment in HyCap Fund I SCSp	(859)	—	(2,109)	—
Investment in Clean H2 Fund	(154)	—	(568)	—
Increase (decrease) in fair value of investments	1,705	(580)	(19,777)	1,264

Investment in Weichai Ballard JV

	September 30,	December 31,
Investment in Weichai Ballard JV	2022	2021
Beginning balance	$28,982	$27,561
Capital contribution to JV	9,272	12,351
Recognition of 49% profit on inventory not yet sold to third party, net	456	3,909
Equity in loss	(4,844)	(16,084)
Cumulative translation adjustment due to foreign exchange	(3,999)	1,245
Ending balance	$29,867	$28,982
Weichai Ballard JV is an associate in which the Corporation has significant influence and a 49% ownership interest. During the three and nine months ended September 30, 2022, the Corporation made committed capital contributions of $2,878,000 and $9,272,000, (RMB 20,825,000 and 62,475,000 equivalent) (2021 - $3,030,000 and $9,080,000 (RMB 19,600,000 and 58,800,000 equivalent)) to Weichai Ballard JV. As at September 30, 2022, as specified in the Equity Joint Venture Agreement, the Corporation has fully fulfilled its capital contribution commitments to Weichai Ballard JV.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2022 and 2021
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

9.        Investments (cont'd):
Investment in Weichai Ballard JV (cont'd)
The following tables summarize the financial information of Weichai Ballard JV as included in its own financial statements as of September 30, 2022, adjusted for foreign exchange differences, the application of the Corporation's accounting policies and the Corporation's incorporation costs.

	September 30,	December 31,
	2022	2021
Percentage ownership interest (49%)
Current assets	$103,777	$104,907
Non-current assets	190	2,339
Current liabilities	(32,566)	(36,385)
Non-current liabilities	(2,419)	(2,861)
Net assets (100%)	68,982	68,000
Corporation's share of net assets (49%)	33,801	33,320
Incorporation costs	324	324
Elimination of unrealized profit on downstream sales, net of sales to third party	(4,258)	(4,662)
Carrying amount of investment in Weichai Ballard JV	$29,867	$28,982

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Revenue (100%)	$2,104	$6,939	$7,163	$12,184
Net loss (100%)	2,037	8,321	9,886	22,927
Corporation's share of net loss (49%)	$998	4,077	$4,844	$11,234

Investment in Synergy Ballard JVCo

	September 30,	December 31,
Investment in Synergy Ballard JVCo	2022	2021
Beginning balance	$—	$—
Recognition of 10% profit on inventory sold to third party, net	—	56
Equity in loss	—	(56)
Ending balance	$—	$—
Synergy Ballard JVCo is an associate in which the Corporation has significant influence and a 10% ownership interest. During the three and nine months ended September 30, 2022, the Corporation made committed capital contributions of $nil (2021 - $nil) to Synergy Ballard JVCo.

Investment in Forsee Power

The Corporation has entered into a strategic partnership with Forsee Power in which it has an ownership interest of 9.77%.

For the three and nine months ended September 30, 2022, changes in fair value and foreign exchange adjustments totalling $2,718,000 and ($17,114,000) were recognized as an unrealized gain and an unrealized loss, respectively, in the consolidated statement of loss and comprehensive loss and included in finance income (loss) and other (note 17), resulting in net fair value investment in Forsee Power of $16,221,000 as of September 30, 2022, compared to net fair value of $33,335,000 as of December 31, 2021.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2022 and 2021
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

9.        Investments (cont'd):

Investment in Wisdom Motor

In June 2022, the Corporation also acquired a non-controlling interest in Wisdom Group Holdings Ltd. ("Wisdom Motor"), a Cayman Island holding company with operating subsidiaries that intend to design and manufacture zero emission commercial vehicles primarily for Hong Kong.

On June 15, 2022, the Corporation purchased 898 Series A preferred shares for consideration of $10,000,000, resulting in an ownership interest of 7.169% in Wisdom Motor. The Corporation also appointed a board member to the Wisdom Motor board of directors. The Series A funds will support Wisdom’s organizational growth, R&D, and manufacturing platforms, including the expansion and development of its hydrogen zero emission fuel cell truck, bus, and specialty vehicle offerings for international markets.

Investment in Hydrogen Funds

HyCap Fund

The Corporation is a limited partner in HyCap Fund I SCSp ("HyCap"), a newly-created hydrogen infrastructure and growth equity fund. The Corporation has committed to investing £25,000,000 ($27,600,000) into this fund. In the three months ended December 31, 2021, the Corporation made initial contributions of £5,665,000 ($7,610,000). In the three and nine months ended September 30, 2022, the Corporation made additional contributions of £423,000 and £1,110,000 ($501,000 and $1,400,000).

For the three and nine months ended September 30, 2022, changes in fair value and foreign exchange adjustments totalling ($859,000) and ($2,109,000) were recognized as an unrealized loss in the consolidated statement of loss and comprehensive loss and included in finance income (loss) and other (note 17), resulting in net fair value investment in HyCap of $6,927,000 as of September 30, 2022, compared to net fair value of $7,636,000 as of December 31, 2021.

Clean H2 Infrastructure Fund

The Corporation is a limited partner in Clean H2 Infrastructure Fund I ("Clean H2"), another newly-created hydrogen infrastructure and growth equity fund. The Corporation has committed to investing €30,000,000 ($29,244,000) into this fund. In the three months ended December 31, 2021, the Corporation made its initial contribution of €300,000 ($340,000). In the three and nine months ended September 30, 2022, the Corporation made additional or (received) return of contributions of €(201,000) and €1,073,000 ($(207,000) and $1,200,000).

For the three and nine months ended September 30, 2022, changes in fair value and foreign exchange adjustments totalling ($154,000) and ($568,000) were recognized as an unrealized loss in the consolidated statement of loss and comprehensive loss and included in finance income (loss) and other (note 17), resulting in net fair value investment in Clean H2 of $971,000 as of September 30, 2022, compared to net fair value of $339,000 as of December 31, 2021.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2022 and 2021
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

10.    Trade and other payables:

	September 30,	December 31,
	2022	2021
Trade accounts payable	$18,485	$13,689
Compensation payable	7,439	15,830
Other liabilities	14,025	9,130
Taxes payable	286	906
	$40,235	$39,555

11.    Deferred revenue:

Deferred revenue (i.e. contract liabilities) represents cash received from customers in excess of revenue recognized on uncompleted contracts.

	September 30,	December 31,
Deferred revenue	2022	2021
Beginning balance	$12,109	$9,888
Additions to deferred revenue	16,912	23,618
Revenue recognized during the period	(18,314)	(21,397)
Ending balance	$10,707	$12,109

12.    Provisions and other liabilities:

	September 30,	December 31,
	2022	2021
Restructuring provision	$281	$5
Warranty provision	11,627	8,712
Onerous contracts provision	1,600	300
Contingent consideration	6,214	19,240
Current	$19,722	$28,257

Contingent consideration	$5,144	$7,018
Decommissioning liabilities provision	1,767	1,877
Non-Current	$6,911	$8,895

Onerous Contracts Provision

On completion of a review of the Corporation's "open" contracts as of December 31, 2021, it was determined that on adoption of the Amendments to IAS 37 on January 1, 2022, additional onerous contract costs of $1,200,000 were recognized as an opening balance adjustment to accumulated deficit. As of September 30, 2022, total onerous contract costs of $1,600,000 have been accrued in provisions and other current liabilities.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2022 and 2021
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

12.    Provisions and other liabilities (cont'd):

Contingent Consideration

As part of the acquisition of Ballard Motive Solutions (formerly Arcola Energy Ltd) in 2021, total consideration includes earn-out cash consideration payable by the Corporation, based on the achievement of certain performance milestones over a three year period from the acquisition date. These future cash payments of up to $27,000,000 are contingently based on the successful attainment of numerous milestone objectives over a three-year period discounted for the estimated probability of successful occurrence and for the timing delay in receiving the cash payments.
During the three and nine months ended September 30, 2022, the Corporation made cash payments totalling $5,600,000 and $14,900,000 for successful achievement of certain performance milestones.
Other: Decommissioning liabilities

    A provision for decommissioning liabilities for the Corporation’s head office building is related to estimated site restoration obligations at the end of the lease term. As at September 30, 2022, total decommissioning liabilities amounted to $1,767,000 (December 31, 2021 - $1,877,000), resulting from accretion of ($110,000) (2021 - $33,000).

13.    Lease liability:

The Corporation leases certain assets under lease agreements. The lease liability consists primarily of leases of land and buildings, office equipment and vehicles. The leases have interest rates ranging from 2.45% to 7.81% per annum and expire between December 2022 and June 2032.

	September 30,	December 31,
	2022	2021
Property	$3,470	$3,117
Equipment	34	38
Vehicle	45	83
Lease Liability, Current	$3,549	$3,238

Property	$11,929	$13,647
Equipment	68	105
Vehicle	171	130
Lease Liability, Non-Current	$12,168	$13,882

Lease Liability	$15,717	$17,120

During the nine months ended September 30, 2022, the Corporation made principal payments on lease liabilities totalling $2,368,000 (2021 - $2,065,000). The Corporation is committed to future minimum lease payments (comprising principal and interest) as follows:

Maturity Analysis	September 30,
2022
Less than one year	$4,542
Between one and five years	12,714
More than five years	1,024
Total undiscounted lease liabilities	$18,280

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2022 and 2021
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

13.    Lease liability (cont'd):

Deferred gains on closing of finance lease agreements are amortized over the lease term. At September 30, 2022, the outstanding deferred gain was $1,006,000 (December 31, 2021 – $1,318,000).

14.    Equity:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Option Expense	$1,636	$1,625	$4,707	$4,675
DSU Expense	127	105	400	557
RSU Expense	1,065	747	2,830	2,118
Total Share-based Compensation	$2,828	$2,477	$7,937	$7,350

(a)    Share capital:

During the nine months ended September 30, 2021, the Corporation completed a bought deal offering with a syndicate of financial institutions for 14,870,000 shares of the Corporation at $37.00 per share, resulting in gross offering proceeds of $550,190,000 and net offering proceeds of $527,291,000.
At September 30, 2022, 298,207,391 common shares were issued and outstanding.

(b)    Share options:

Options for common shares
At January 1, 2022	4,041,567
Options granted	1,168,277
Options exercised	(237,290)
Options cancelled	(167,050)
At September 30, 2022	4,805,504
During the three and nine months ended September 30, 2022, compensation expense of $1,636,000 and $4,707,000 (2021 – $1,625,000 and $4,675,000) was recorded in net loss, based on the grant date fair value of the options recognized over the vesting period.
During the three and nine months ended September 30, 2022, 35,469 and 237,290 (2021 – 15,552 and 472,398) options were exercised for a equal amount of common shares for proceeds of $103,000 and $785,000 (2021 – $44,000 and $2,149,000).
During the three and nine months ended September 30, 2022, options to purchase 80,588 and 1,168,277 (2021 – 51,788 and 435,244) common shares were granted with a weighted average fair value of $0.28 and $5.07 (2021 – $11.67). All options have a term of seven years from the date of grant unless otherwise determined by the board of directors. One-third of the options vest and may be exercised, at the beginning of each of the second, third, and fourth years after granting.
The fair values of the options granted during the period were determined using the Black-Scholes valuation model under the following weighted average assumptions:

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2022 and 2021
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

14.    Equity:
(b)    Share options (cont'd):

	Nine months ended September 30,
	2022	2021
Expected life	4 years	4 years
Expected dividends	Nil	Nil
Expected volatility	68%	67%
Risk-free interest rate	2%	1%

As at September 30, 2022, options to purchase 4,805,504 common shares were outstanding (2021 - 4,030,407).

(c)    Deferred share units:

DSUs for common shares
At January 1, 2022	756,223
DSUs granted	53,400
DSUs exercised	(126,862)
At September 30, 2022	682,761

Deferred share units (“DSUs”) are granted to the board of directors and executives. Eligible directors must elect to receive at least half of their annual retainers and executives may elect to receive all or part of their annual bonuses in DSUs. Each DSU is redeemable for one common share, net of statutory tax withholdings, after the director or executive ceases to provide services to the Corporation.

During the three and nine months ended September 30, 2022, $127,000 and $400,000 (2021 - $105,000 and $557,000) of compensation expense was recorded in net loss relating to 20,236 and 53,400 (2021 - 7,502 and 26,768) DSUs granted during the period.

During the same period, nil and 126,862 (2021 - nil and 99,761) DSUs were exercised, net of applicable taxes, which resulted in in the issuance of nil and 58,990 common shares (2021 - nil and 46,388), resulting in an impact on equity of $nil and $753,000 (2021 - $nil and $1,290,000).

As at September 30, 2022, 682,761 deferred share units were outstanding (2021 - 747,038).

(d)    Restricted share units:

RSUs for common shares
At January 1, 2022	966,220
RSUs granted	499,744
RSU performance factor adjustment	(29,004)
RSUs exercised	(448,752)
RSUs forfeited	(38,249)
At September 30, 2022	949,959

Restricted share units (“RSUs”) are granted to certain employees and executives. Each RSU is convertible into one common share, net of statutory tax withholdings. The RSUs vest after a specified number of years from date of issuance and, under certain circumstances, are contingent on achieving specified performance criteria. A performance factor adjustment is made if there is an over-achievement (or under-achievement) of specified performance criteria, resulting in additional (or fewer) RSUs being converted.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2022 and 2021
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

14.    Equity:

(d)    Restricted share units (cont'd):

During the three and nine months ended September 30, 2022, compensation expense of $1,065,000 and $2,830,000 (2021 – $747,000 and $2,118,000) was recorded in net loss.

During the three and nine months ended September 30, 2022, 5,631 and 448,752 RSUs (2021 - 1,669 and 317,965) were exercised, net of applicable taxes, which resulted in the issuance of 3,064 and 210,816 common shares (2021 - 776 and 152,777) resulting in an impact on equity of $20,000 and $2,439,000 (2021 - $14,000 and $4,300,000).
As at September 30, 2022, 949,959 restricted share units were outstanding (2021 - 932,469).

15.    Disaggregation of revenue:

The Corporation's operations and main revenue streams are the same as those described in the Corporation's consolidated financial statements as at and for the year ended December 31, 2021. The Corporation's revenue is derived from contracts with customers.

In the following table, revenue is disaggregated by geographical market (based on location of customer), by market application, and by timing of revenue recognition.

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Geographical markets
China	$1,064	$9,682	$7,118	$22,433
Europe	9,445	7,912	31,009	28,491
North America	10,224	7,387	20,404	14,858
Other	610	239	4,791	2,018
	$21,343	$25,220	$63,322	$67,800
Market application
Heavy Duty Motive	$12,103	$11,224	$29,719	$29,126
Material Handling	1,700	3,133	4,763	6,851
Stationary Power Generation	2,072	1,904	8,224	5,478
Technology Solutions	5,468	8,959	20,616	26,345
	$21,343	$25,220	$63,322	$67,800
Timing of revenue recognition
Products transferred at a point in time	$14,824	$15,350	$40,359	$39,537
Products and services transferred over time	6,519	9,870	22,963	28,263
	$21,343	$25,220	$63,322	$67,800

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2022 and 2021
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

16.    Other expense:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Net impairment loss (recovery) on trade receivables	$—	$(6)	$—	$43
Acquisition related costs	2,261	535	2,751	535
Restructuring costs	258	9	345	147
	$2,519	$538	$3,096	$725

Net impairment loss on trade receivables of $43,000 for the nine months ended September 30, 2021 relates to amounts no longer considered to be collectible. Recovery of a previously impaired trade receivables amount of $6,000 occurred in the three months ended September 30, 2021. If the Corporation is able to recover on an impaired trade receivable, the recovered amount is recognized in the period of recovery as a reversal of the impairment loss.

Acquisition related costs of $2,261,000 and $2,751,000 for the three and nine months ended September 30, 2022 (2021 - $535,000) consist primarily of legal, advisory, and transaction-related costs incurred on ongoing corporate development activity.

Restructuring expense of $258,000 and $345,000 for the three and nine months ended September 30, 2022 (2021 - $9,000 and $147,000) relates primarily to cost reduction initiatives.

17.    Finance income and expense:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Employee future benefit plan expense	$(20)	$(33)	$(60)	$(98)
Pension administration expense	(8)	(106)	(107)	(119)
Investment income	6,055	1,191	9,962	2,930
Other loss	(45)	(128)	(145)	(219)
Mark-to-market gain (loss) on financial assets (notes 9 & 22)	1,705	(580)	(19,777)	1,264
Foreign exchange loss	(4,906)	(1,689)	(7,606)	(405)
Government levies	—	(200)	(100)	(800)
Finance income (loss) and other	$2,781	$(1,545)	$(17,833)	$2,553
Finance expense	$(324)	$(335)	$(979)	$(981)

18.    Discontinued operations:

The Ballard Unmanned Systems subsidiary has been classified and accounted for as a discontinued operation. The historic operating results of the UAV market for 2021 have been removed from continued operating results and are instead presented separately in the statement of comprehensive loss as income (loss) from discontinued operations.

19.    Related party transactions:

Related parties include shareholders with a significant ownership interest in the Corporation, including its subsidiaries and affiliates, and the Corporation’s equity accounted investees: Weichai Ballard JV and Synergy Ballard JVCo (note 9).

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2022 and 2021
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

19.    Related party transactions (cont'd):

For the three and nine months ended September 30, 2022, related party transactions and balances with the Corporation's 49% owned equity accounted investee, Weichai Ballard JV, were as follows:

	September 30,	December 31,
Balances with related party - Weichai Ballard JV	2022	2021
Trade and other receivables	$12,817	$10,794
Investments	29,867	28,982
Deferred revenue	2,185	2,730

	Three months ended September 30,		Nine months ended September 30,
Transactions during the period with Weichai Ballard JV	2022	2021	2022	2021
Revenues	$1,064	$8,159	$6,991	$20,377
Cost of goods sold and operating expense	873	—	1,972	—

For the three and nine months ended September 30, 2022, related party transactions and balances with the Corporation's 10% owned equity accounted investee, Synergy Ballard JVCo, were as follows:

	September 30,	December 31,
Balances with related party - Synergy Ballard JVCo	2022	2021
Trade and other receivables	$99	$99
Investments	—	—
Deferred revenue	—	16

	Three months ended September 30,		Nine months ended September 30,
Transactions during the period with Synergy Ballard JVCo	2022	2021	2022	2021
Revenues	$—	$1,511	$—	$1,923

20.    Supplemental disclosure of cash flow information:

	Nine months ended September 30,
Non-cash financing and investing activities:	2022	2021
Compensatory shares	$935	$699

21.    Operating segments:

The Corporation operates in a single segment, Fuel Cell Products and Services, which consists of the sale and service of PEM fuel cell products for the power product markets of Heavy Duty Motive (consisting of bus, truck, rail and marine applications), Material Handling and Stationary Power Generation, as well as the delivery of Technology Solutions including engineering services, technology transfer and the license and sale of the Corporation’s extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications.

Revenues of Ballard Motive Solutions are included in the Technology Solutions or Heavy Duty Motive market depending on the nature of the contracted revenue.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2022 and 2021
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

22.    Financial Instruments:

(a)    Fair value:

The Corporation’s financial instruments consist of cash and cash equivalents, short-term investments, trade and other receivables, investments, and trade and other payables. The fair values of cash and cash equivalents, trade and other receivables, and trade and other payables approximate their carrying values because of the short-term nature of these instruments.

Short-term investments comprise term deposits with terms of greater than 90 days and a previously held investment in a Danish public company held by Ballard Power Systems Europe ("BPSE"). BPSE had an investment of approximately $5,000 in a Danish private company, Green Hydrogen Systems A/S which issued an initial public offering on the Danish stock exchange in June 2021. On June 17, 2021, BPSE received 259,551 shares in the new publicly-owned investment company (after relinquishing its shares in the previous privately-held company) initially valued at $1,681,000. During the nine months ended September 30, 2022, the Corporation sold its remaining Green Hydrogen shares for net proceeds of $1,010,000.

Long-term investments (note 9) comprise newly-created hydrogen infrastructure and growth equity funds: HyCap Fund and Clean H2 Fund, and an investment in Forsee Power and Wisdom Motor, as well as equity-accounted investments: Weichai Ballard JV and Synergy Ballard JVCo. Changes in fair value and foreign exchange adjustments are recognized as gains or losses in the consolidated statement of loss and comprehensive loss and included in finance income (loss) and other (note 17). During the three months ended September 30, 2022, the Corporation recognized net mark to market and foreign exchange gains of $1,705,000 (2021 - losses of $580,000). During the nine months ended September 30, 2022, the Corporation recognized net mark to market and foreign exchange losses of $19,777,000 (2021 - gains of $1,264,000).

(b)    Credit risk:
IFRS 9 Financial Instruments requires impairment losses to be recognized based on “expected losses” that will occur in the future, incorporating forward looking information relating to defaults and applies a single ECL impairment model that applies to all financial assets within scope. ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the Corporation in accordance with the contract and the cash flows that the Corporation expects to receive). Under IFRS 9, at each reporting date the Corporation is required to assess whether financial assets carried at amortized cost are credit-impaired.

As a result of this review for the three and nine months ended September 30, 2022, the Corporation did not recognize any additional estimated ECL impairment losses.